Filed Pursuant to Rule 433

Registration No. 333-275276

Issuer Free Writing Prospectus dated January 13, 2025

Relating to Preliminary Prospectus Supplement dated January 13, 2025

PRICING TERM SHEET

DATED JANUARY 13, 2025

$1,000,000,000 5.80% SENIOR NOTES DUE 2035

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated January 13, 2025 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (Nasdaq: MU)

Securities Offered:	$1,000,000,000 aggregate principal amount of 5.80% Senior Notes due 2035 (“notes”)

Pricing Date:	January 13, 2025

Closing Date:*	January 16, 2025 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:

Micron estimates that the net proceeds from the sale of the notes, after deducting underwriter discounts and other estimated offering expenses, will be approximately $992 million.

Micron intends to use the net proceeds from the sale of the notes to pay the redemption price of the 2026 notes Redemption and any remainder of the net proceeds for general corporate purposes, which may include the repayment of Micron’s other indebtedness.

Ratings:**	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB (Stable) (Fitch Ratings Inc.) BBB- (Stable) (S&P Global Ratings)

Maturity Date:	January 15, 2035

Interest Rate:	5.80% per year on the principal amount of the notes

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2025 and accruing from January 16, 2025

Record Dates:	January 1 and July 1

Price to Public:	99.895% of the principal amount

Underwriting Discount:	0.40% per note

Benchmark Treasury:	UST 4.25% due November 15, 2034

Benchmark Treasury Price / Yield:	95-24+ / 4.794%

Spread to Benchmark Treasury:	+102 basis points

Yield to Maturity:	5.814%

CUSIP Number:	595112 CE1

ISIN Number:	US595112CE14

Redemption at Micron’s Option:

Prior to the Par Call Date, Micron may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (A)(i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (ii) interest accrued to the date of redemption, and (B) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption. On or after the Par Call Date, Micron may, at its option, redeem the notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

“Par Call Date” means October 15, 2034 (three months prior to the maturity date).

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

ANZ Securities, Inc.

BofA Securities, Inc.

Commerz Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Siebert Williams Shank & Co., LLC

Academy Securities, Inc.

Barclays Capital Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

* It is expected that delivery of the notes will be made against payment therefor on or about January 16, 2025, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the date that is one business day before delivery will be required, by virtue of the fact that the notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

** Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, BNP Paribas Securities Corp. toll free at 1-800-854-5674, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.